

June 3, 2013

<u>Via E-mail</u>
Susan L. Main
Chief Financial Officer
Teledyne Technologies Incorporated
1049 Caminos Dos Rios
Thousand Oaks, California 91360-2362

      **Re:    Teledyne Technologies Incorporated**
              **Form 10-K for the year ended December 30, 2012**
              **Filed February 26, 2013**
              **File No. 001-15295**

Dear Ms. Main:

      We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Linda Cvrkel

                                    Linda Cvrkel
                                    Branch Chief